Exhibit 99.1

Undertone Featured on Selling Power’s “50 Best Companies to Sell For” List in 2019 for the
Seventh Consecutive Year

TEL AVIV, Israel & NEW YORK – August 22, 2019 – Perion Network Ltd. (NASDAQ:PERI) announced today that its division Undertone, the creator of cross-platform Synchronized Digital Branding for the world’s most prominent brands, achieved the rank of 19th on the Selling Power 50 Best Companies to Sell For list. Each year, the corporate research team at Selling Power magazine assembles and publishes its list of the 50 Best Companies to Sell For. This is the 19th consecutive year the list has appeared in the magazine and the 7th consecutive year that Undertone has been recognized on the list.

To gather data, the Selling Power research team issued a comprehensive application with detailed sections covering three broader categories:

1) Compensation and Benefits
2) Hiring, Sales Training, and Sales Enablement
3) Customer Retention

The list encompasses companies of all sizes – with sales forces ranging from fewer than 100 salespeople to companies with sales-force numbers in the thousands. Undertone’s sales force is more than just a sales organization – it is a trusted partner to the world’s largest and most sophisticated advertising agencies and marketers, helping them craft and activate digital advertising experiences that are synchronized across screens and devices. The company invests significantly in training, systems and operational support to ensure that its sales and service organization maintains its best-in-class reputation.

Selling Power magazine founder and publisher, Gerhard Gschwandtner, says it is vital to recognize companies that are creating excellent sales teams today.

“Successful sales teams know how to embrace change,” says Gschwandtner. “That could be in the form of technology or in the form of process. Each organization featured on the 50 Best Companies to Sell For list represents an elite, agile selling environment that understands how to lead in their market.”

“We are honored to be back on the list for the seventh consecutive year” said Louise Peddell, VP of Human Resources at Undertone. “This accolade reflects our commitment to the market - reflected in the talent of sales teams and the tools we provide them with - to continue to lead the digital media revolution.”

See the 2019 Selling Power 50 Best Companies to Sell For list: https://www.sellingpower.com/resources/2019/50-best-companies-to-sell-for

About Undertone:
Undertone, a division of Perion Network Ltd. (NASDAQ: PERI), provides cutting-edge technology solutions for the world’s leading brands. Its proprietary Synchronized Digital Branding combines data, distribution and creative to deliver cohesive stories across all critical touchpoints: screens, platforms and a transparent, customizable list of elite publishers. The AI-driven platform eliminates fragmentation, delivers much-needed revenue for publishers and, most importantly, ensures brand messaging is contextually relevant. Undertone creates stunning campaigns that align with KPIs—always with beautiful creative and in brand-safe environments. Learn more at www.undertone.com.

About Perion Network Ltd.:
Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

About Selling Power:
In addition to Selling Power magazine, the leading periodical for sales managers and sales VPs since 1981, Selling Power Inc. produces the Sales Management Digest and Daily Boost of Positivity online newsletters, as well as a series of five-minute videos featuring interviews with top executives. Selling Power is a regular media sponsor of the Sales 3.0 Conference. Selling Power also publishes annually Top AI Solutions for Sales, Top 15 Sales Enablement Vendors, Top 20 Sales Training Companies, Leading Sales Consultants – Sales Coaching and Training, and the Selling Power 500 Largest Sales Forces in America.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Investor relations
Hila Barenboim
+972 (73) 398-1000
Investors@perion.com
Source: Perion Network Ltd.